Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

	Twelve Months Ended December 31,
	2003	2002	2001
	(in thousands, except per share data)
Net income
Basic
Earnings:
Income from continuing operations	$4,177	$3,596	$7,643
Discontinued operations	—	—	(699)
Net income	$4,177	$3,596	$6,944

Shares:
Average common shares outstanding	8,840	8,831	8,771

Basic earnings per common share
Income from continuing operations	$0.47	$0.41	$0.87
Discontinued operations	—	—	(0.08)
Net income	$0.47	$0.41	$0.79

Assuming Full Dilution
Earnings:
Income from continuing operations	$4,177	$3,596	$7,643
Discontinued operations	—	—	(699)
Net income	$4,177	$3,596	$6,944

Shares:
Average common shares outstanding	8,440	8,831	8,771
Potentially dilutive common shares outstanding	48	20	121
Diluted average common shares outstanding	8,888	8,851	8,892

Earnings per common share assuming full dilution
Income from continuing operations	$0.47	$0.41	$0.86
Discontinued operations	—	—	—
Net income	$0.47	$0.41	$0.78

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and additionally in 2002, warrants issued in conjunction with the initial public offering.